EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

May 29, 2019

VIA EDGAR

John Stickel

Attorney-Advisor

AD Office 5 – Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital2, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-231337) (the “Registration Statement”)

Dear Mr. Stickel:

We previously requested that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-231337), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Wednesday, May 29, 2019, or as soon thereafter as possible.

The undersigned hereby wishes to withdraw such request for acceleration.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Michael Powell
Name:	Michael Powell
Title:	Managing Director